May 16, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Stephen Krikorian
Morgan Youngwood

Re:	Qlik Technologies Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 26, 2016
File No. 001-34803

Dear Mr. Krikorian and Mr. Youngwood:

On behalf of Qlik Technologies Inc. (the “Company,” “we” or similar terms), this letter responds to the comment set forth in the letter to the Company dated May 3, 2016 from the staff of the United States Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated the comment from the May 3, 2016 letter in italicized, bold print, and the Company’s response is provided below the comment.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 71

1.	Please explain why you believe that it is appropriate to use a 30% effective tax rate to calculate your Non-GAAP net income and Non-GAAP net income per common share. Tell us how you concluded that a 30% effective tax rate is a reasonable estimate of the long-term normalized effective tax rate under your global structure. In this respect, it seems unusual that the effective tax rate on your GAAP net loss each period is significantly higher than the 30% effective tax rate used to calculate your Non-GAAP net income each period. In addition, ensure that your disclosures clearly describe the basis for the adjustment and disclose in greater detail how the adjustment is calculated. We refer you to Question 102.11 of the Compliance and Disclosure Interpretations for non-GAAP Financial Measures.

May 16, 2016

RESPONSE TO COMMENT 1:

We respectfully acknowledge the Staff’s comment above. Both our Non-GAAP net income and Non-GAAP net income per common share include a Non-GAAP provision for income taxes that represents the income tax expense that would have been incurred by the Company had our reported income before income taxes approximated our Non-GAAP income before income taxes for the period. Our Non-GAAP income before income taxes is determined by taking GAAP income before income taxes and adding back stock-based compensation expense, employer payroll taxes on stock transactions, amortization of intangible assets and contingent consideration adjustments. The Non-GAAP provision for income taxes is calculated by applying a Non-GAAP income tax rate to our Non-GAAP income before income taxes, and is adjusted for a tax rate equal to our annual estimated tax rate on Non-GAAP income. The Non-GAAP effective income tax rate is based on the statutory income tax rates in the jurisdictions in which we operate, which currently range from 17% to 39%, and when applying these rates to our Non-GAAP profit levels applied across our jurisdictions, results in an overall annual effective income tax rate of approximately 30%. We continually monitor this non-GAAP income tax rate based on events or trends that could materially impact this rate, including tax legislation changes and changes in the geographic mix of revenue and expenses.

In addition, when estimating our annual Non-GAAP income tax rate for each period, we exclude the impact of items that impact our reported income tax rate that we do not believe are representative of our operating results, including the impact of valuation allowances we are currently recording in certain jurisdictions. While we currently require valuation allowances in certain jurisdictions based on our reported levels of GAAP income (loss) before income taxes, these valuation allowances would not be required from a Non-GAAP perspective based on the level of Non-GAAP income before income taxes, and therefore our Non-GAAP income tax rate also reflects the exclusion of the effect of these valuation allowances. In addition, our estimated annual Non-GAAP income tax rate also excludes other discrete items that we view as unrelated to our operations during the period such as adjustments to uncertain tax position reserves, as these items can materially distort our effective income tax rate.

We also believe that our Non-GAAP income tax rate is a reasonable estimate of our long-term effective tax rate under our global structure, as our levels of GAAP income before income taxes in future periods are expected to meet or exceed the current levels of Non-GAAP income before income taxes, and accordingly, the effective tax rate in these periods is expected to approximate 30%.

We believe that the use our Non-GAAP income tax rate to calculate our Non-GAAP net income and Non-GAAP net income per common share provides useful information to the readers of Management’s Discussion and Analysis of Financial Condition and Results of Operations, as it provides investors a tax-effected Non-GAAP measure of performance with a view of what our income tax rate would be based on our levels of Non-GAAP income before income taxes when excluding certain discrete items that are not related to operating performance during the period. In addition, we also expect our Non-GAAP income tax rate

May 16, 2016

to approximate our effective tax rate in future periods as we expect our reported income levels before income taxes to meet or exceed our current Non-GAAP levels. This presentation also allows investors to understand and evaluate our results and future prospects in the same manner as management, and in comparing financial results across accounting periods.

In future filings, the Company plans to update its disclosures as demonstrated below in order to make the calculation more clear and consistent with the guidance within Question 102.11 of the Compliance and Disclosure Interpretations for non-GAAP Financial Measures (figures below reflect the years ended December 31, 2015 and 2014 in order to disclose how the adjustment is calculated. Additions are indicated by underscored text and deletions and indicated by struck-through text):

Non-GAAP Financial Measures

In order to supplement our consolidated financial statements presented in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”), we use measures of non-generally accepted accounting principles (“Non-GAAP”) income (loss) from operations, Non-GAAP net income (loss), Non-GAAP net income (loss) per basic and diluted common share and constant currency. We believe that the Non-GAAP financial information provided can assist investors in understanding and assessing our on-going core operations and prospects for the future and provide an additional tool for investors to use in comparing our financial results with other companies in our industry, many of which present similar Non-GAAP financial measures to investors. In addition, we believe that these Non-GAAP financial measures are useful to investors because they allow for greater transparency into the indicators used as a basis for our internal budgeting and operational decision making.

For the years ended December 31, 2015 and 2014, Non-GAAP income from operations is determined by taking U.S. GAAP income (loss) from operations and adding back stock-based compensation expense, employer payroll taxes on stock transactions, amortization of intangible assets and contingent consideration adjustments. Non-GAAP net income is determined by taking U.S. GAAP income (loss) before income taxes and adding back stock-based compensation expense, employer payroll taxes on stock transactions, amortization of intangible assets and contingent consideration adjustments and the result is tax affected at an estimated ~~long-term effective~~ Non-GAAP income tax rate of 30%. ~~We believe that the effective tax rate used in the Non-GAAP net income and related per diluted common share calculations are reasonable estimates of the long-term normalized effective tax rate under our global structure.~~ We believe these adjustments provide useful information to both management and investors due to the following factors:

•  Stock-based compensation. Although stock-based compensation is an important aspect of the compensation of our employees and executives, determining the fair value of the stock-based instruments involves a high degree of judgment and estimation and the expense recorded may bear little resemblance to the actual value realized upon the future exercise or termination of the related stock-based awards. Furthermore, unlike cash compensation, the value of stock-based compensation

May 16, 2016

is determined using a complex formula that incorporates factors, such as market volatility, that are beyond our control. We believe it is useful to exclude stock-based compensation in order to better understand the long-term performance of our core business and to facilitate comparison of our results to those of peer companies.

Employer payroll taxes on stock transactions. The amount of employer payroll taxes on stock transactions is dependent on our stock price and other factors that are beyond our control and which we believe do not correlate to the operation of our business.

• Amortization of intangible assets. A portion of the purchase price of our business combinations is generally allocated to intangible assets, such as intellectual property, and is subject to amortization. However, we do not acquire businesses on a predictable cycle. Additionally, the amount of an acquisition’s purchase price allocated to intangible assets and the term of its related amortization can vary significantly and are unique to each acquisition. Therefore, we believe that the presentation of Non-GAAP financial measures that adjust for the amortization of intangible assets provides investors and others with a consistent basis for comparison across accounting periods.

• Contingent consideration adjustments. We periodically enter into business combinations which may contain contingent consideration arrangements. At each reporting date, we measure these contingent consideration liabilities at fair value until the contingencies are resolved. During the year ended December 31, 2015 and 2014, a charge of approximately $2.5 million and $0.2 million, respectively, was recorded related to changes in the fair value of contingent consideration liabilities and is included in our consolidated statement of operations. We believe that these costs are generally non-recurring and do not correlate to the ongoing operation of our business.

• Income taxes. We believe that the use of our Non-GAAP income tax rate to calculate our Non-GAAP net income and Non-GAAP net income per common share provides investors with a view of what our income tax rate would be based on our levels of Non-GAAP income before income taxes when excluding certain discrete items that are difficult to predict. In addition, we also expect our Non-GAAP income tax rate to approximate our effective tax rate in future periods as we expect our reported income levels before income taxes to meet or exceed our current Non-GAAP levels. This presentation also allows investors to understand and evaluate our results and future prospects in the same manner as management, and in comparing financial results across accounting periods.

May 16, 2016

The following is a reconciliation of Non-GAAP income from operations, Non-GAAP net income and Non-GAAP net income per common share to the most comparable U.S. GAAP measure for the periods indicated (in thousands, except share and per share data):

	Year Ended December 31,
	2015			2014
	(unaudited)
Reconciliation of Non-GAAP Income from Operations:
GAAP loss from operations		$(11,635)			$(8,876)
Stock-based compensation expense		39,637			36,032
Employer payroll taxes on stock transactions		2,758			2,493
Amortization of intangibles		3,789			3,029
Contingent consideration adjustments		2,533			170

Non-GAAP income from operations		$37,082			$32,848

~~Reconciliation of Non-GAAP Net Income:~~
~~GAAP net loss~~	~~$~~	~~(36,491~~	~~)~~	~~$~~	~~(24,631~~	~~)~~
~~Stock-based compensation expense~~		~~39,637~~			~~36,032~~
~~Employer payroll taxes on stock transactions~~		~~2,758~~			~~2,493~~
~~Amortization of intangibles~~		~~3,789~~			~~3,029~~
~~Contingent consideration adjustment~~		~~2,533~~			~~170~~
~~Income tax adjustment (1)~~		~~8,965~~			~~4,622~~

~~Non-GAAP net income~~	~~$~~	~~21,191~~		~~$~~	~~21,715~~

~~(1)~~	~~Income tax adjustment is used to adjust the U.S. GAAP income tax expense to a Non-GAAP income tax expense by taking U.S. GAAP income (loss) before income taxes and adding back stock-based compensation expense, employer payroll taxes on stock transactions, the amortization of intangible assets and contingent consideration adjustments and applying an estimated long-term effective tax rate of 30%.~~

May 16, 2016

	Year Ended December 31,
	2015	2014
Reconciliation of Non-GAAP Net Income:
GAAP loss before provision for income taxes	$(18,444)	$(10,702)
Stock-based compensation expense	39,637	36,032
Employer payroll taxes on stock transactions	2,758	2,493
Amortization of intangible assets	3,789	3,029
Contingent consideration adjustments	2,533	170

Non-GAAP income before provision for income taxes	$30,273	$31,022
Non-GAAP income tax expense(1)	(9,082)	(9,307)

Non-GAAP net income	$21,191	$21,715

Reconciliation of Non-GAAP Income Tax Expense(1)
GAAP income tax expense	$(18,047)	$(13,929)
Income tax adjustment	8,965	4,622

Non-GAAP income tax expense	$(9,082)	$(9,307)

Reconciliation of Non-GAAP Income per Share:
Non-GAAP net income per common share - basic	$0.23	$0.24

Non-GAAP net income per common share - diluted	$0.23	$0.24

GAAP net loss per common share - basic and diluted	$(0.40)	$(0.27)

Non-GAAP weighted average number of common shares outstanding - basic	92,126,182	89,886,403

Non-GAAP weighted average number of common shares outstanding - diluted	93,903,467	90,848,678

GAAP weighted average number of common shares outstanding - basic and diluted	92,126,182	89,886,403

(1) The Non-GAAP income tax expense is calculated by applying an estimated annual Non-GAAP income tax rate to our Non-GAAP income before income taxes. This Non-GAAP income tax rate is calculated based on the level of Non-GAAP income before income taxes applied to the statutory income tax rates in the jurisdictions in which we operate, and when applying these rates to our Non-GAAP profit levels applied across our jurisdictions, the estimated annual income tax rate currently approximates 30%. We continually monitor this non-GAAP income tax rate based on events or trends that could materially impact this rate, including tax legislation changes and changes in the geographic mix of revenue and expenses. In addition, when estimating our Non-GAAP income tax rate, we exclude the impact of items that impact our reported income tax rate that we do not believe are representative of our ongoing operating results, including the impact of valuation allowances we are currently recording in certain jurisdictions and certain discrete items such as adjustments to uncertain tax position reserves, as these items are difficult to predict and can materially impact our effective income tax rate.

In connection with our responses to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

May 16, 2016

•	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (610) 994-3724 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Timothy MacCarrick
Timothy MacCarrick Chief Financial Officer and Treasurer Qlik Technologies Inc.

cc:	Lars Björk, Qlik Technologies Inc.

Deborah Lofton, Qlik Technologies Inc.

Richard R. Hesp, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP